================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                               LIFEWAY FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title or Class of Securities)

                                    531914109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Julie Smolyansky, CEO
                               Lifeway Foods, Inc.
                              6431 West Oakton St.
                             Morton Grove, IL 60053
                                 (847) 967-1010
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)

                                December 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 531914109
===================


1)   Name of Reporting Person:

     Ludmila Smolyansky, independent executor of the Estate of Michael
     Smolyansky.


2)   Check the Appropriate Box if a member of a Group:

     (a) |_|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):

     SC


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


6)   Citizenship or Place of Organization:

     U.S. CITIZEN


Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:              2,146,338 (50.9%)


8)   Shared Voting Power:                   --


9)   Sole Dispositive Power:         2,146,338 (50.9%)


10)  Shared Dispositive Power:              --


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,138,338 shares (50.7%)

CUSIP No. 531914109
===================




12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X|



13)  Percent of Class Represented by Amount in Row (11): 50.7%



14)  Type of Reporting Person:

     IN

                         AMENDMENT NO. 1 TO SCHEDULE 13D

            Ludmila Smolyansky hereby amends and supplements the statement on
Schedule 13D (the "Statement") previously filed by Ludmila Smolyansky with the Securities and Exchange Commission, with respect to the common stock, no par value (the "Lifeway Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer"). Except as amended and supplemented, the Statement, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to SEC Rule 13d-2(a), this Amendment to the Schedule 13D with a date of July 20, 2002 previously filed by Ludmila Smolyansky reflects a material change in the Lifeway Common Stock beneficially owned by Ludmila Smolyansky under Section 13(d). The Estate of Michael Smolyansky (the "Estate"), of which Ludmila Smolyansky is the independent executor, sold to the Issuer 47,000 shares (the "Disposed Shares") of Lifeway Common Stock to Issuer pursuant to a Stock Purchase Agreement dated December 10, 2002 (the "Agreement") executed by and between Issuer and the Estate. The Issuer solely provided the total purchase consideration of $338,400.00 paid to the Estate.

ITEM 4. PURPOSE OF TRANSACTION.

            The purpose of the transaction was to increase the liquidity of the Estate in order to cover administrative expenses. The Issuer had been authorized to acquire up to 50,000 shares of Lifeway Common Stock by a resolution passed by its Board of Directors.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Under Section 13(d) of the Exchange Act, Ludmila Smolyansky is deemed to have beneficial ownership of 2,306,338 shares of Lifeway Common Stock, representing 54.7% of the total outstanding Lifeway Common Stock. Ludmila Smolyansky's total beneficial ownership of 2,306,338 shares of Lifeway Common Stock is comprised as previously reported except that the shares in the Estate now total only 2,091,138.

            Ludmila Smolyansky's total beneficial ownership of Lifeway Common Stock reported in this Schedule 13D/A has been reduced from the prior total of 2,353,338 to the current total of 2,306,338 by the sale of the 47,000 Disposed Shares from the Estate to the Issuer.

            (b) Ludmila Smolyansky has sole power to vote 2,146,338 shares of Lifeway Common Stock, representing 50.9% of the total outstanding Lifeway Common Stock, and does not share voting power for any shares of Lifeway Common Stock. Ludmila Smolyansky's sole voting and dispositive power is comprised as previously reported except that the shares in the Estate now total only 2,091,138.

            (c) Not applicable.

            (d) Proceeds from the sale of any the 2,091,138 shares of Lifeway Common Stock acquired by Ludmila Smolyansky in her capacity as independent executor of the Estate would inure solely to the Estate for the duration of the administration of the Estate. Upon the conclusion of the administration of the Estate, the 2,091,138 shares of Lifeway Common Stock will be transferred as described in Item 4, above. At the time of this filing, the administration of the Estate had not yet concluded and disclaimers of property had not been made final.

            (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 20.1 Last Will and Testament of Michael Smolyansky (Incorporated by reference to Exhibit 20.1 of the Schedule 13D dated July 1, 2002 previously filed by Ludmila Smolyansky).

Exhibit 20.2 Order of the Circuit Court of Cook County, Illinois, County Department, Probate Division, dated July 1, 2002 (Incorporated by reference to Exhibit 20.2 of the Schedule 13D dated July 1, 2002 previously filed by Ludmila Smolyansky).

Exhibit 20.3 Stock Purchase Agreement between the Estate and the Issuer, dated December 10, 2002 (Incorporated by reference to Exhibit 10.20 of Issuer's Current Report on Form 8-K dated and filed December 10,
               2002).

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: April 30, 2003                                /s/ Ludmila Smolyansky
                                                     --------------------------
                                                     Ludmila Smolyansky